Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following press release was issued by Denali Holding Inc. on May 13, 2016.

Denali Holding Inc. Releases Selected Preliminary Financial Results for the Three Months Ended April 29, 2016

•	Results consistent with management’s expectations

•	Preliminary results released in connection with the financing for its previously announced acquisition of EMC Corporation

•	Company will issue final Fiscal 2017 Q1 results confidentially to qualified debt investors June 2, 2016

ROUND ROCK, Texas, May 13, 2016 - Denali Holding Inc. (“Denali” or “the Company”) today released selected preliminary financial results for the three months ended April 29, 2016 in connection with the financing for its previously announced acquisition of EMC Corporation. Preliminary non-GAAP net revenue and non-GAAP operating income of Denali were approximately $13.3 billion and $0.6 billion, respectively, for the three months ended April 29, 2016. Preliminary Adjusted EBITDA was approximately $0.7 billion for the three months ended April 29, 2016.

On March 27, 2016, Denali entered into a definitive agreement with NTT Data International L.L.C. to sell substantially all of its Dell Services business for cash consideration of approximately $3.1 billion. Dell Services includes process outsourcing, application management and infrastructure services. The results of Dell Services are included in the preliminary financial results, and will be presented as discontinued operations in the Fiscal 2017 Q1 financial statements. Denali anticipates the Dell Services transaction will close in the third quarter of Fiscal 2017.

The selected preliminary financial results of Denali for the three months ended April 29, 2016 and the historical data for the three months ended May 1, 2015 presented here are inclusive of the results of Dell Services. The preliminary results of Dell Services for the three months ended April 29, 2016 are expected to be materially consistent with previously disclosed results for this business. The consolidated preliminary financial results exclude adjustments related to amortization of intangibles, purchase accounting adjustments and other corporate expenses. Including these items, Denali’s preliminary results for net revenue and operating loss were approximately $13.2 billion and $0.1 billion, respectively.

The company believes that the reasons for the changes in its preliminary non-GAAP net revenue, non-GAAP operating income and Adjusted EBITDA for the three months ended April 29, 2016, as compared to the three months ended May 1, 2015, are substantially consistent with the trends disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali” included in Denali’s Registration Statement on Form S-4 filed with the SEC on May 11, 2016. (the “S-4 Registration Statement”).

The table below provides a reconciliation of preliminary net revenue to non-GAAP net revenue, preliminary operating loss to non-GAAP operating income and preliminary operating loss to Adjusted EBITDA for the three months ended April 29, 2016. For more information on the adjustments below, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali – Non-GAAP Financial Measures” in the S-4 Registration Statement.

Preliminary
Three Months Ended April 29, 2016
(in billions)
Net revenue	$13.2
Non-GAAP adjustments:
Impact of purchase accounting	0.1

Non-GAAP net revenue	$13.3

Operating loss	$(0.1)
Non-GAAP adjustments:
Impact of purchase accounting	0.1
Amortization of intangibles	0.5
Other corporate expenses	0.1

Non-GAAP operating income	$0.6

Preliminary
Three Months Ended April 29, 2016
(in billions)
Operating loss	$(0.1)
Adjustments:
Depreciation and amortization	0.6
Other corporate expenses	0.1
Impact of purchase accounting	0.1

Adjusted EBITDA	$0.7

The table below provides a reconciliation of net revenue to non-GAAP net revenue, operating loss to non-GAAP operating income and operating loss to Adjusted EBITDA for the three months ended May 1, 2015.

Historical
Three Months Ended May 1, 2015
(in billions)
Net revenue	$13.5
Non-GAAP adjustments:
Impact of purchase accounting	0.2

Non-GAAP net revenue	$13.7

Operating loss	$(0.3)
Non-GAAP adjustments:
Impact of purchase accounting	0.2
Amortization of intangibles	0.5
Other corporate expenses	0.1

Non-GAAP operating income	$0.5

Historical
Three Months Ended May 1, 2015
(in billions)
Operating loss	$(0.3)
Adjustments:
Depreciation and amortization	0.7
Other corporate expenses	0.1
Impact of purchase accounting	0.1

Adjusted EBITDA	$0.6

Denali is currently finalizing its financial closing procedures for the three months ended April 29, 2016 and therefore is not able to provide final results for such period. The preliminary financial data presented herein is based upon the company’s estimates and currently available information, and is subject to revision as a result of, among other things, the completion of financial closing procedures, the completion of financial statements for such period, the preparation of the discontinued operations presentation of Dell Services, and the completion of other operational procedures (all of which have not yet been completed).

Denali expects to release its Fiscal 2017 Q1 financial results to current holders of debt securities of Denali or Dell Inc. (“Dell”) and prospective qualified institutional debt investors on June 2, 2016. The company reports results to this group confidentially on a quarterly basis. The company also will conduct a confidential conference call for debt investors on June 2 at 11 a.m. CDT to provide management’s perspective and respond to questions with respect to the results.

Call details will be provided at a later date to current and prospective qualified institutional debt investors who have been granted access to Denali’s financial information, as well as to all holders of other debt securities of Denali or Dell, including Denali’s senior secured notes and Dell’s senior unsecured notes. New prospective qualified institutional debt investors and holders of debt securities of Denali or Dell who wish to request access to the confidential conference call, or to Denali’s financial information before or after the call, can do so at: www.dell.com/investors.

Actual results may be materially different from these estimates, which should not be regarded as a representation by Denali or its management as to actual results for the three months ended April 29, 2016. Undue reliance should not be placed on these estimates. In addition, the estimated data is not necessarily indicative of Denali’s results for the full fiscal year or any future period. The company does not intend to update or otherwise revise these estimates to reflect future events and does not intend to disclose publicly whether actual results will vary from estimates. The selected preliminary financial data included here has been prepared by, and is the responsibility of, Denali’s management. The assumptions and estimates underlying the estimated financial data are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties. See the section entitled “Risk Factors” in the S-4 Registration Statement.

About Denali Holding Inc. and Dell Inc.

Dell Inc., a wholly owned subsidiary of Denali Holding Inc., listens to customers and delivers worldwide innovative technology, business solutions and services that give them the power to do more. For more information, visit www.dell.com.

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Dell Media Contacts:

David Frink	Dell	(512) 632-3423	david_frink@dell.com
Kimberly Otzman	Dell	(408) 916-7338	kimberly_otzman@dell.com

Investor Relations Contacts:

Kristy Bias	Dell	(512) 728-1658	kristy_harris_bias@dell.com
Karen Litzler-Hollier	Dell	(512) 728-0388	karen_litzler-hollie@dell.com

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-208524) that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.